UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69940

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Winlo Management Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4300 BISCAYNE BLVD, SUITE 203
(No. and Street)

MIAMI	FL	33137
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Randolph	512-275-6515	john.randolph@winlogroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W.
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Randolph _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Winlo Management Group, LLC _____, as of 12/31 _____, 2 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



BARBARA ESTEPHANI FLORES
Notary Public, State of Texas
Comm. Expires 08-09-2026
Notary ID 133900411

2/28/2024

Notary Public

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WINLO MANAGEMENT GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Winlo Management Group, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Winlo Management Group, LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Winlo Management Group, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Winlo Management Group, LLC 's management. My responsibility is to express an opinion on Winlo Management Group, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Winlo Management Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Winlo Management Group, LLC's financial statements. The Supplemental Information is the responsibility of the Winlo Management Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson
Certified Public Accountant
I have served as Winlo Management Group, LLC 's auditor since 2018.
Tarzana, California
February 26, 2024

WINLO MANAGEMENT GROUP, LLC

Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	51,264
Due from affiliate		32,500
Loan receivable		24,633
Other Assets		465
Total assets	$	108,862

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$	21,692
Total liabilities		21,692

MEMBERS' EQUITY:

Members' equity		87,170
Total members' equity		87,170
Total liabilities and members' equity	$	108,862

WINLO MANAGEMENT GROUP, LLC

Statement of Operations
For the year ended December 31, 2023

REVENUES:

Advisory fees	$119,632
Total income	$119,632

EXPENSES:

Commissions	80,800
Professional fees	28,242
Regulatory expenses	8,705
Rent	1,743
Other expenses	13,839
Total expenses	133,329
NET LOSS	($13,697)

WINLO MANAGEMENT GROUP, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2023

		Total Members' Equity
Beginning balance January 1, 2023	$	75,867
Capital contributions		25,000
Net loss		(13,697)
Ending balance December 31, 2023	$	87,170

WINLO MANAGEMENT GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(13,697)
Adjustments to reconcile net loss to net cash provided by		
operating activities:		
(Increase) decrease in:		
Due from affiliate		17,500
loan receivable		(24,633)
Other assets		2,303
Increase (decrease) in:		
Accounts payable		20,084
Total adjustments		15,254
Net cash provided by operating activities		1,557
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		25,000
Net cash provided by financing activities		25,000
Increase in cash		26,557
Cash-beginning of period		24,707
Cash-end of period	$	51,264
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

WINLO MANAGEMENT GROUP
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED 12.31.2023

Note 1 - Nature of Operations

Winlo Management Group, LLC (the "Company) was formed on January 29, 2016 in the state of Florida as a limited liability company. On August 23, 2019, the Company was converted to a Puerto Rico limited liability company. The Company was approved by FINRA as a broker-dealer on December 5, 2017. On August 23, 2021, the company entered into a purchase and sale agreement for the company to be acquired. The transaction closed and was approved by FINRA on July 27, 2022. The Company's lines of business did not change as a result of the sale.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Note 2 – ASC 606 Revenue Recognition Policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Fees earned: This includes fees earned from unregistered offerings and other revenue.

Note 3 – Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a Corporation. and is subject to taxation according to Act 20-2012 of Puerto Rico. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to audit by the taxing agencies for years ending December 31, 2020, 2021, and 2022.

WINLO MANAGEMENT GROUP
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED 12.31.2023

Note 3 – Summary of Significant Accounting Policies (Continued)

Management has reviewed the results of operations for the period of time from December 31, 2023, through February 26, 2024, the date the financial statements were available to be issued, no other events occurred that would require adjustments to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure. As of December 31, 2023, $32,500 was owed to the company from an affiliate.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2023, there were no levels to measure.

WINLO MANAGEMENT GROUP
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED 12.31.2023

Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023 the Company had net capital of $29,572, which was $24,572 in excess of its required net capital of $5,000 (net capital is the greater of 6 2/3% of aggregated indebtedness and $5,000 for the Company); and the Company's ratio of aggregate indebtedness of $21,692 to net capital was 0.73-to-1, which is less than the 15-to-l maximum ratio allowed for a broker dealer.

Note 5 – Commitments and Contingencies

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company because the Company leases an office suite on a month to month basis with no contract.

The Company was not subject to any litigation during or at year ended December 31, 2023.

WINLO MANAGEMENT GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2023

	Focus 12/31/23	Audit 12/31/23	Change
Members' equity, December 31, 2023	$ 87,170	$ 87,170	$ -
Subtract - Non allowable assets:			
Due from affiliate	57,133	57,133	
Other assets	465	465	-
Tentative net capital	29,572	29,572	-
Haircuts	0	0	-
NET CAPITAL	29,572	29,572	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 24,572	$ 24,572	-
Aggregate indebtedness	21,692	21,692	-
Ratio of aggregate indebtedness to net capital	0.73%	0.73%	

There were no recorded differences between
the audit and focus at December 31, 2023.

10

WINLO MANAGEMENT GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2023

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3(b)
December 31, 2023

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Winlo Management Group, LLC
Miami, Florida

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Winlo Management Group, LLC , stated that Winlo Management Group, LLC 's, business activities are limited to merger and acquisitions advisory and private placement services, and that it has not held customer funds or securities and that Winlo Management Group, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Winlo Management Group, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2023, without exception. Winlo Management Group, LLC 's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Winlo Management Group, LLC 's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 26, 2024

Winlo Management Group, LLC Exemption Report

We, as members of the management of Winlo Management Group, LLC (the "Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent year ended December 31, 2023. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to merger and acquisition advisory and private placement services.

The Company has maintained compliance with the above throughout the year ended December 31, 2023, without exception.

Winlo Management Group, LLC



February 26, 2024